UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Wholesale Payroll, LLC

Legal status of issuer

Form
Limited Liability Company

Jurisdiction of Organization
Florida

Date of Organization
July 15, 2021

Physical address of issuer
886 Park Avenue, Suite 202, Marco Island, FL 34145

Website of issuer
https://wholesalepayroll.com

Name of intermediary through which the offering will be conducted
ChainRaise Portal

CIK number of intermediary
0001870874

SEC file number of intermediary
007-00314

CRD number, if applicable, of intermediary
316068

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering

$5,500.00 flat fee plus 3.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

None.

Name of qualified third party "Escrow Agent" which the offering will utilize

Fortress Trust

Type of security offered

WP CF Units of SAFE (Simple Agreement for Future Equity)

Target number of securities to be offered

100 WP CF Units of SAFE

Price (or method for determining price)

$100

Target offering amount (minimum)

$10,000

Oversubscriptions accepted:

☑ Yes
☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's sole discretion

Maximum offering amount (if different from target offering amount)

$1,000,000.00

Deadline to reach the target offering amount

May 1, 2024

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees

9

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$953,382.00	$188,751.00
Cash & Cash Equivalents	$1,629.00	$37,537.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$106,560.00	$993.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$117,188.00	-$35,401.00

The jurisdictions in which the issuer intends to offer the securities:
AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MO, MS, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, AS, GU, MP, PR, VI, UM

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC, FOR ANY REASON.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or other materials.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 et seq.) must file a report with the U.S. Securities and Exchange Commission annually and post the report on its website at https://wholesalepayroll.com no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)) by:

(1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended;
(2) filing at least one annual report pursuant to Regulation Crowdfunding and having fewer than 300 holders of record;
(3) filing annual reports for three years pursuant to Regulation Crowdfunding and having assets equal to or less than $10,000,000;
(4) repurchasing all the securities sold in this offering by the Company; or
(5) liquidating or dissolving of the Company.

THE COMPANY

1. Name of issuer: Wholesale Payroll, LLC

ELIGIBILITY

2. ■ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding . (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the SEC and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding ? ☐ Yes ■ No

FORWARD LOOKING STATEMENT DISCLOSURE

THIS FORM C AND ANY DOCUMENTS INCORPORATED BY REFERENCE HEREIN OR THEREIN CONTAIN FORWARD-LOOKING STATEMENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES. ALL STATEMENTS OTHER THAN STATEMENTS OF HISTORICAL FACT OR RELATING TO PRESENT FACTS OR CURRENT CONDITIONS INCLUDED IN THIS FORM C ARE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS GIVE THE COMPANY'S CURRENT REASONABLE EXPECTATIONS AND PROJECTIONS RELATING TO ITS FINANCIAL CONDITION, RESULTS OF OPERATIONS, PLANS, OBJECTIVES, FUTURE PERFORMANCE AND BUSINESS. YOU CAN IDENTIFY FORWARD-LOOKING STATEMENTS BY THE FACT THAT THEY DO NOT RELATE STRICTLY TO HISTORICAL OR CURRENT FACTS. THESE STATEMENTS MAY INCLUDE WORDS SUCH AS "ANTICIPATE," "ESTIMATE," "EXPECT," "PROJECT," "PLAN," "INTEND," "BELIEVE," "MAY," "SHOULD," "CAN HAVE," "LIKELY" AND OTHER WORDS AND TERMS OF SIMILAR MEANING IN CONNECTION WITH ANY DISCUSSION OF THE TIMING OR NATURE OF FUTURE OPERATING OR FINANCIAL PERFORMANCE OR OTHER EVENTS.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS FORM C AND ANY DOCUMENTS INCORPORATED BY REFERENCE HEREIN OR THEREIN ARE BASED ON REASONABLE ASSUMPTIONS THE COMPANY HAS MADE IN LIGHT OF ITS INDUSTRY EXPERIENCE, PERCEPTIONS OF HISTORICAL TRENDS, CURRENT CONDITIONS, EXPECTED FUTURE DEVELOPMENTS AND OTHER FACTORS IT BELIEVES ARE APPROPRIATE UNDER THE CIRCUMSTANCES. AS YOU READ AND CONSIDER THIS FORM C, YOU SHOULD UNDERSTAND THAT THESE STATEMENTS ARE NOT GUARANTEES OF PERFORMANCE OR RESULTS. THEY INVOLVE RISKS, UNCERTAINTIES (MANY OF WHICH ARE BEYOND THE COMPANY'S CONTROL) AND ASSUMPTIONS. ALTHOUGH THE COMPANY BELIEVES THAT THESE FORWARD-LOOKING STATEMENTS ARE BASED ON REASONABLE ASSUMPTIONS, YOU SHOULD BE AWARE THAT MANY FACTORS COULD AFFECT ITS ACTUAL OPERATING AND FINANCIAL PERFORMANCE AND CAUSE ITS PERFORMANCE TO DIFFER MATERIALLY FROM THE PERFORMANCE ANTICIPATED IN THE FORWARD-LOOKING STATEMENTS. SHOULD ONE OR MORE OF THESE RISKS OR UNCERTAINTIES MATERIALIZE, OR SHOULD ANY OF THESE ASSUMPTIONS PROVE INCORRECT OR CHANGE, THE COMPANY'S ACTUAL OPERATING AND FINANCIAL PERFORMANCE MAY VARY IN MATERIAL RESPECTS FROM THE PERFORMANCE PROJECTED IN THESE FORWARD-LOOKING STATEMENTS.

ANY FORWARD-LOOKING STATEMENT MADE BY THE COMPANY IN THIS FORM C OR ANY DOCUMENTS INCORPORATED BY REFERENCE HEREIN OR THEREIN SPEAKS ONLY AS OF THE DATE OF THIS FORM C. FACTORS OR EVENTS THAT COULD CAUSE OUR ACTUAL OPERATING AND FINANCIAL PERFORMANCE TO DIFFER MAY EMERGE FROM TIME TO TIME, AND IT IS NOT POSSIBLE FOR THE COMPANY TO PREDICT ALL OF THEM. THE COMPANY UNDERTAKES NO OBLIGATION TO UPDATE ANY FORWARD-LOOKING STATEMENT, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE DEVELOPMENTS OR OTHERWISE, EXCEPT AS MAY BE REQUIRED BY LAW.

BUSINESS AND ANTICIPATED BUSINESS PLAN

April 7, 2023



WholesalePayroll

WP CF Units of SAFE (Simple Agreement for Future Equity)

About this Form C

This Form C (including the cover page and all exhibits attached hereto, the "**Form C**") is being furnished by Wholesale Payroll, LLC, a Florida limited liability company (the "**Company**," as well as references to "**we**," "**us**," or "**our**"), to prospective investors for the sole purpose of providing certain information about a potential investment in WP CF Units of SAFE (Simple Agreement for Future Equity) of the Company (the "**Securities**").

Investors in Securities are sometimes referred to herein as "**Investors**." The Company intends to raise at least $10,000 and up to $1,000,000 from Investors in the offering of Securities described in this Form C (this "**Offering**"). The minimum amount of Securities that can be purchased is $100 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase the Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through ChainRaise.io (the "**Intermediary**"). The Intermediary will be entitled to receive a flat fee of $5,500 plus 3.0% of the amount of the Securities purchased.

	Price to Investors	Service Fees and Commissions[1]	Net Proceeds
Minimum Individual Purchase Amount	$100	$0	$100
Aggregate Minimum Offering Amount	$10,000	$5,300	$4,700
Aggregate Maximum Offering Amount	$1,000,000	$35,000	$965,000

---

[1] This excludes fees to the Company's advisors, such as attorneys and accountants.

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

The information available on or through our website at https://wholesalepayroll.com is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

Description of the Business
The Company provides platform as a service for payroll processes (the "**Platform**") which is marketed to professionals currently providing or seeking to provide payroll services to US-based employers. Using a monthly subscription model, the Company equips its customers with the tools needed to manage the entire payroll process from start to finish. The monthly subscription fee for payroll professionals is comprised of a base minimum fee per active employer on the Platform with an additional variable fee per employee, per employer. The more employers a professional enrolls into the Platform, both the minimum base and per employee fees are discounted. The Platform is enabled to be "white labeled" at the discretion of subscribers. Affiliate and referral programs are available to supercharge the business model.

Business Plan
The Company is committed to bringing the best user experience to its customers through its innovative Platform. The Company's business strategy leverages its unique ability to design and develop its own Platform to provide its customers products and solutions with innovative design, superior ease-of-use and seamless integration. As part of its strategy, the Company continues to expand its Platform for the discovery and delivery of third-party digital content and applications. We believe continual investment in research and development (R&D), marketing and advertising is critical to the development and sale of our Platform. We utilize our marketing and online presence to win with consumers at the 'zero moment of truth' - when they are searching for information about a brand or product. We work collaboratively with our customers to improve the

presence of our Platform and win the 'first moment of truth' - when a consumer is shopping for a payroll system. We must also win the 'second moment of truth' - when a consumer uses the Platform, evaluates how well it met its expectations and decides whether it was a good value. We believe we must continue to update and innovate our Platform in order to grow our business. Research and development activities, designed to enable sustained organic growth, carry a high priority. While many of the benefits from these efforts will not be realized until future years, we believe these activities demonstrate our commitment to future growth.

Products and Services

Product / Service	Description	Current Market
Payroll Processing	The Company's primary focus is the processing of employer payroll across the United States. The design and implementation of the Platform provides its subscribing payroll partners with tools and feature sets allowing flexibility and scaling opportunities.	The Primary Addressable Market consists of approximately 312,000 accounting industry professionals who target the roughly 8 million small business employers across the United States.
Pay-as-You-Go Worker's Compensation Insurance	Through the Company's partnership with Next Insurance, the Platform can connect employers with a worker's compensation insurance broker to place low to medium risk policies across all United States.	The market consists of all employers onboarded by subscribers.
RPA Migration Tooling	Through the use of automated bots, the Company is equipped to access an employer's previous payroll platform for the purpose of downloading employer setup records as well as historical paycheck and tax transactions.	This market is both primary and secondary users of the platform. The secondary market exists because most customers will transfer from a competitive product with existing history and setup information.
Benefits Integrations	The connecting of third party vendors enables the Company to offer a marketplace of ancillary services.	This market will vary across the platform as subscribers target different industries and employer sizes. These offerings will mostly target employers with large employee counts as various State requirements will create legal obligations for employers to offer benefits.

We are constantly researching and developing new tools & features for the platform, which we think might appeal to our payroll partners and their employer/employee customers. We currently have several features, such as job costing, on the 2023 development roadmap.

We offer the Platform via our online website at: https://wholesalepayroll.com.

Competition
The Company's primary competitors are ADP, Intuit, PayChex, Namely, Paycom, Paycor, Gusto, Paylocity, and Patriot Software. However, there are dozens of additional competitors and the Company expects more entrants into this market in the future.

Of all these listed competitors, the Company currently believes that it is the only fully white-labeled, wholesale software that does not compete directly with professional subscribers. The current and planned features compliment the subscriber's skill set while all the competitive platforms hog-tie professionals with protracted support channels caused by intentionally designed system of dependency limitations.

Supply Chain and Customer Base
To offer our Platform, we license a portion of our programming from independent sources. We attempt to secure long-term programming agreements with our providers. We also license individual programs or packages of programs from programming suppliers.

The Company is dependent on the following suppliers:

Supplier or Description	Service, input or raw material provided	Percent of such service, input or raw material from such supplier
Symmetry Software	Identification of location based employer tax obligation with update to date tax computations of same.	100%
Asure PTM	Submission of both tax payments and forms to appropriate taxing authorities at federal, state and local levels.	100%
Cogent Bank	Banking and NACHA file transmissions	100%
Amazon Web Services (AWS)	The tech stack of servers and database storage	100%
Eclypses	Quantum computing FIPS 140-3 compliant security	100%
UIPath	Systematic automation routines, aka bots, for management processes	100%

The Company's primary customers are accounting professionals offering payroll services to small and medium sized business located in the United States.

Intellectual Property - Licenses

Licensor	Licensee	Description of Rights Granted
Symmetry	Wholesale Payroll, LLC	Symmetry granted a non-exclusive license to the Company for the use of various services on the Platform, including the right to use the Symmetry Tax Engine (STE) and Symmetry Payroll Forms (SPF) on the Platform.
Asure Professional Tax Management	Wholesale Payroll, LLC	Subject to the terms and conditions of the license agreement, Asure granted the Company a non-exclusive license to access and use the FlexTax® Software on the Platform.
Eclypses	Wholesale Payroll, LLC	Eclypses granted the Company a non-exclusive license to use and access its OEM/Integrator and other associated security software on the Platform.

Governmental/Regulatory Approval and Compliance

The Company registered with FinCen as a Money Service Business (MSB) on January 13, 2023. In addition to this registration, the Company will need to obtain money transmission licenses in all 50 states in order to accomplish its stated goals in its current business plan. The Company has not yet received any money transmission licenses. It is expensive and time consuming to apply for and obtain money transmission licenses and there are no assurances that the applicable state regulatory bodies will grant such licenses.

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change. Additionally, the US Treasury Financial Crimes Enforcement Network (FinCEN) regulates money service businesses which affect the Platform's offerings.

Litigation

The Company is currently unaware of any litigation or threatened claims against the Company.

Other

The Company conducts, or will conduct, business in all 50 States.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Investors may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Employees

The Company currently has a total of 9 employees located in Florida and Iowa, all of which are employees at-will. The Company has a non-disclosure agreement in place with each of its employees.

THE OFFERING AND THE SECURITIES

Summary

Minimum amount of WP CF Units of SAFE (Simple Agreement for Future Equity) being offered	100
Total WP CF Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if minimum amount reached)	9,900
Maximum amount of WP CF Units of SAFE (Simple Agreement for Future Equity)	10,000
Total WP CF Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)	0
Purchase price per Security	$100
Minimum investment amount per investor	$100
Offering deadline	May 1, 2024
Use of proceeds	See the description of the use of proceeds on page 28 hereof.
Voting Rights	See the description of the voting rights on page 15 hereof.

The Offering

The Company is offering up to 10,000 of WP CF Units of SAFE (Simple Agreement for Future Equity) for up to $1,000,000. The Company is targeting a minimum raise amount of $10,000.00 in this Offering (the "***Minimum Amount***"). The Company must receive commitments from Investors in an amount totaling the Minimum Amount by May 1, 2024 (the "***Offering Deadline***") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to an aggregate total of $1,000,000 (the "***Maximum Amount***") and the additional Securities will be allocated at the Company's sole discretion.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the SAFE. Purchaser funds will be held in escrow with Fortress Trust until investments equal to the Minimum Amount of investments is reached. Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline, The Company will notify Investors when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Investors.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If a Purchaser does not reconfirm its investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser, will receive the Securities in exchange for its investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for its investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through ChainRaise.io, the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees
$5,500 plus 3.0% of the amount raised.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our organizational documents and the SAFE instrument in conjunction with the following summary information.

Authorized Capitalization
At the initial closing of this Offering (if the Minimum Amount is sold), our authorized shares will consist of (i) 800,000 Class A shares; (ii) 150,000 Class B Shares; and (iii) 50,000 Class C Shares.

Not Currently Equity Interests
The Securities, when initially issued, will be equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Investors to any dividends.

Conversion

Equity Financing
If there is an Equity Financing before the termination of the Securities, on the initial closing of such Equity Financing, the Securities will automatically convert into the number of Class C Shares equal to the Purchase Amount divided by the SAFE Price. The "SAFE Price" means the price per share equal to the Post-Money Valuation Cap divided by the Company Capitalization.

Liquidity Event

If there is a Liquidity Event (a Change of Control, a Direct Listing or an Initial Public Offering) before the termination of the Securities, the Securities will automatically be entitled (subject to the liquidation priority) to receive a portion of Proceeds equal to the greater of (i) the Purchase Amount or (ii) the amount payable on the number of shares of Common Shares equal to the Purchase Amount divided by the Liquidity Price (the "**Cash-Out Amount**"). In a Liquidity Event, the Investor's right to receive the above described amount is junior to payment of outstanding indebtedness and creditor claims and is on par with payments for Common Shares and other Securities who are receiving Proceeds on a similar basis. Accordingly, there is no guarantee that upon the occurrence of a Liquidity Event that Investor will receive the Cash-Out Amount or a return of the initial Purchase Amount.

Dissolution Event

If there is a Dissolution Event before the termination of the Securities, the Investor will automatically be entitled (subject to the liquidation priority) to receive the Cash-Out Amount. In a Dissolution Event, the Investor's right to receive the above described amount is junior to payment of outstanding indebtedness and creditor claims and is on par with payments for Common Shares and other Securities who are receiving Proceeds on a similar basis. Accordingly, there is no guarantee that upon the occurrence of a Dissolution Event that Investor will receive the Cash-Out Amount or a return of the initial Purchase Amount.

Company Cancellation (Redemption) Right

The Company shall have the right to cancel the Securities by delivering written notice to Investor of its election of its option to exercise its cancellation right (the "**SAFE Cancellation Event**"). If there is a SAFE Cancellation Event before the termination of the Securities, the Securities will automatically be entitled to a receive a payment from the Company in an amount equal to the two times (2x) the Purchase Amount.

Termination

The Securities will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) immediately following the earliest to occur of: (i) the issuance of Shares to the Investor pursuant to the automatic conversion of the Securities or (ii) the payment, or setting aside for payment, of amounts due the Investor.

Voting and Control

The Securities have no voting rights at present or when converted. Other than the Operating Agreement, the Company does not have any voting agreements or any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation Crowdfunding being offered may not be transferred without the consent of the Company.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	57.5%	$5,750	3.5%	$35,000
Estimated Attorney Fees	0.00%	$0	5.00%	$50,000
General Marketing	0.00%	$0	10.00%	$100,000
Research and Development	0.00%	$0	1.50%	$15,000
Equipment Purchases	0.00%	$0	2.50%	$25,000
Future Wages	0.00%	$0	50.00%	$500,000
Repayment of Debt	0.00%	$0	1.85%	$18,506
Repayment of obligations in arrears	0.00%	$0	3.16%	$31,580
General Working Capital	0.00%	$0	2.49%	$24,914
Registrations and licensures	42.5%	$4,250	20.00%	$200,000
Total	100.00%	$10,000	100.00%	$1,000,000

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, all payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The Company may alter the use of proceeds in its sole and absolute discretion.

MANAGERS AND OFFICERS

The Company's managers and officers are listed below along with all positions and offices held at the managing entity and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Jessica Clarke

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO and Manager, July 15, 2021 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Responsible for overseeing company operations, communicating between board members and other Company executives and making important decisions that impact the Company's brand identity and financial health.

Additional responsibilities include:

- Act as the figurative head of the Company, when communicating with members, government entities and the general public.
- Lead the development of the Company's long- and short-term strategies.
- Manage overall operations and make major decisions affecting the organization.
- Manage the Company's resources.
- Negotiate or approve agreements and contracts for the Company.
- Manage Company organizational structure.
- Communicate with the Company's board of managers.
- Assess and minimize risks to the Company.
- Set strategic goals.
- Provide Company-wide leadership.
- Serve as the Company's primary spokesperson.
- Identify and address Company-wide problems.
- Develop and uphold the Company's culture and mission/vision.
- Implement strategic plans by working with senior stakeholders.
- Evaluate and track the success of the Company in reaching its goals.

Chief Operating Officer
DataSetGoLLC
Dec 2019 - Present
Marco Island, Florida

CEO and Founder
JW Salon, Marco
Jul 2013 - Present

Education
Wheaton North Highschool Davea Vocational Center - Cosmetology FL Cosmetologist License #CL0206302

Name
Albert Wagner

All positions and offices held with the Company and date such position(s) was held with start and ending dates
COO and Manager, August 15, 2021 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Responsible for creating an employee taxonomy and management structure, auditing various workplace processes and implementing new strategies to improve efficiency and communication across all parts of a company's supply and distribution chain, including and not limited to:

- Oversee operational policies and procedures.
- Oversee day-to-day operations, including finance, human resources and sales.
- Oversee planning, maintenance and efficiency.
- Prepare operational reports and management reports.
- Ensure compliance on a Company, state and federal level.
- Drive sustainable growth and minimize losses.
- Head outreach and business relations.
- Review budgets and staffing.

Chief Operating Officer
DataSetGoLLC
Aug 2021 - Present
Marco Island, Florida

CEO and Founder
TruPayroll.com
Jul 2007 - Present

Education
Penn State University, BS in Accounting with Business Law minor
Certified Public Account, Pennsylvania 1994-2002, Florida 2002-2020

Name
James Murray

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CFO and Manager, November 1, 2021 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Responsible for overseeing the financial operations of a company and making decisions based on the company's financial stability such as monitoring cash flow, meeting with the CEO to discuss the best practices for Company finances and coming up with strategic plans to improve their Company's overall financial health. Additional responsibilities include:
- Executing the Company's financial strategy
- Developing plans for growth to increase Company profit while also reducing expenditure
- Identifying investment opportunities and managing mergers and acquisitions
- Assisting the CEO to develop financial plans
- Managing accounting procedures

Chief Finance Officer
Wholesale Payroll
Aug 2021 - Present
Marco Island, Florida

President/CEO
Independent Accounting Office
Jan 2016 - Present

Managing Partner
HAMOC INC
Jun 2004 – Present

Education
BS Accounting and Finance - Southern Illinois University @ Carbondale, IL Minor - Psychology Internal Revenue Service Enrolled Agent (EA) 2017 to present Internal Revenue Service Certified Acceptance Agent (CAA) 2017 to present

Name
Kevin Ference

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CTO, November 1, 2021 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Responsible for overseeing the effectiveness of technology resources, communicating with other executives, performing research on new technologies that could enhance their business and monitoring the use and implementation of new and existing technologies across departments, including and not limited to:
- Present reports on the Company's technology status, goals and or progress
- Create and implement technology strategies
- Align the Company's technology resources with the organization's short- and long-term goals
- Serve on the executive committee to align technology goals to other departmental and organizational objectives
- Identify what technologies can be used to improve the company's products and services
- Create and oversee high-level KPIs for IT department
- Assist in recruiting, onboarding and training IT managers
- Manage the department's budget

Chief Technology Officer
DataSetGoLLC
Nov 2021 - Present
Marco Island, Florida

Vice President of Product Design
Beeline
Feb 2018 - Nov 2021

Education
Graduated from Pennsbury High School West, 1988 Completed Computer Science Courses at Penn State, Abington Pennco Technical School Computer Science Certification Professional Training & Certifications: Certified Scrum Master (CSM), Advanced Certified ScruMMaster (A-CSM). Certified Scrum Professional ScrumMaster Pragmatic Institute Product Management Certification .Net Certifications, Microsoft Certified Professional Infragistics User Experience

Training Advanced Software International, iMIS Overview Oracle University Siebel Essentials (7.7) Oracle University Integrating Siebel Applications Former Continuing Education Instructor at Bucks Community College; Newtown, PA Developed curriculum and taught continuing education courses covering Active Server Pages 2.0 (Level 1 & 2), Introduction to Visual Basic 6.0, Developing Desktop Applications Using Visual Basic 6.0, and Designing Database Applications Using Visual Basic 6.0.

PRINCIPAL SECURITY HOLDERS

Ownership
Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	No. and Class of Securities Now Held	Percentage of Voting Power Prior to Offering
DataSetGo, LLC	800,000 Class A Shares	100%[2]

OWNERSHIP AND CAPITAL STRUCTURE

Capitalization
The Company has issued the following outstanding securities:

Type of security	Class A Shares
Amount outstanding	800,000
Voting Rights	100% of all voting rights
Anti-Dilution Rights	Class A Shares may be diluted.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Upon conversion to Class C Shares, the Securities will dilute Class A shares.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	85%

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[2] DataSetGo, LLC owns 100% of the Company's Class A Shares. Class A Shares represent 85% of the Company's outstanding Shares. Class B Shares represent 15% of the Company's outstanding Shares. Class B Shares do not have voting rights.

Type of security	Class B Shares
Amount outstanding	150,000
Voting Rights	None.
Anti-Dilution Rights	Class B Shares may be diluted.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Upon conversion to Class C Shares, the Securities will dilute Class B shares.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	15%

The Company has issued the following outstanding convertible debt and/or options to acquire equity:

Type of debt	SAFE
Name of creditor	Ryan M. Jansen
Amount outstanding	$60,000
Valuation Cap	$13,800,000
Discount Rate	N/A
Issuance Date	February 28, 2023
Other material terms	SAFE converts into shares upon a specified event, such as an equity financing, liquidity event, or dissolution event, in accordance with the terms and conditions described therein.

Type of debt	SAFE
Name of creditor	Ryan M. Jansen
Amount outstanding	$140,000
Valuation Cap	$13,800,000
Discount Rate	N/A
Issuance Date	March 31, 2023
Other material terms	SAFE converts into shares upon a specified event, such as an equity financing, liquidity event, or dissolution event, in accordance with the terms and conditions described therein.

The Company has the following debt outstanding:

Type of debt	Accounts Payable
Name of creditor	Symmetry Software
Amount outstanding	$48,619.00
Interest rate and payment schedule	0
Amortization schedule	$5400 per month
Describe any collateral or security	N/A
Maturity date	August 31, 2023
Other material terms	

Other than the sale of the SAFEs described above, the Company has not conducted any offerings, exempt or not, in the past 3 years.

Valuation

The Company is offering the Securities with a Post-Money Valuation Cap of $20,000,000. This Post-Money Valuation Cap has been internally determined and bears no specific relationship to any established criteria of value such as book value or earnings, or any combination thereof. No valuation or appraisal of the Company's potential business has been prepared.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company has been exclusively funded through its members. The Company conducted a soft launch of the Platform in January 2023 and has, as of the date of this Form C, 37 subscribers ready to onboard. The Company's biggest current operational challenge is the need to further build out its "DevOps" team.

Liquidity and Capital Resources

The Offering proceeds are important to our operations. While not dependent on the Offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan, specifically obtaining our registrations and licenses, marketing our Platform, research and development, and general working capital. Because we have already allocated the proceeds to a specific use dependent on the completion of this Offering, the proceeds will not have a material effect on our liquidity.

The Company has the following sources of capital in addition to the proceeds from the Offering: the Company is reliant on its current members to continue to provide the capital necessary to continue operations until profitability is reached.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the foreseeable future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Related Person/Entity	Hammock Creative
Relationship to the Company	Mr. McLeod is the Company's VP of Digital and he individually owns Hammock Creative
Total amount of money involved	$25,627.00
Benefits or compensation received by related person	Cash payment for marketing services.
Benefits or compensation received by Company	Marketing assets and collateral materials.
Description of the transaction	Marketing Services

Related Person/Entity	TruPayroll
Relationship to the Company	Al Wagner, the Company's COO, is the owner of TruPayroll.
Total amount of money involved	$750.00
Benefits or compensation received by related person	Ability to use the platform as a paying subscriber
Benefits or compensation received by Company	The Company has received a $750 deposit and will receive $6,000+ per month in subscription fees
Description of the transaction	TruPayroll is a platform subscriber

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission (the "**SEC**") annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: https://wholesalepayroll.com

The Company must continue to comply with the ongoing reporting requirements until:
1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation Crowdfunding and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

RISK FACTORS

AN INVESTMENT IN THE SECURITIES INVOLVES VARIOUS RISKS AND UNCERTAINTIES. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS IN CONJUNCTION WITH THE OTHER INFORMATION CONTAINED IN THESE DISCLOSURES BEFORE PURCHASING THE SECURITIES. THE RISKS DISCUSSED IN THESE DISCLOSURES CAN ADVERSELY AFFECT OUR OPERATIONS, OPERATING RESULTS, FINANCIAL CONDITION AND PROSPECTIONS. THIS COULD CAUSE THE VALUE OF THE COMPANY TO DECLINE AND COULD CAUSE YOU TO LOSE PART OR ALL OF YOUR INVESTMENT. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES WE FACE BUT DO REPRESENT THOSE RISKS AND UNCERTAINTIES THAT WE BELIEVE ARE MATERIAL TO THE COMPANY'S OPERATIONS, OPERATING RESULTS, PROSPECTS AND FINANCIAL CONDITION. ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US OR THAT WE CURRENTLY DEEM IMMATERIAL MAY ALSO HARM OUR OPERATIONS. PROSPECTIVE INVESTORS SHOULD CAREFULLY READ THESE DISCLOSURES AND REVIEW ANY ADDITIONAL INFORMATION THEY DESIRE PRIOR TO MAKING AN INVESTMENT AND SHOULD BE ABLE TO BEAR THE COMPLETE LOSS OF THEIR INVESTMENT. EACH PROSPECTIVE INVESTOR SHOULD CONSIDER CAREFULLY, AMONG OTHER RISKS, THE FOLLOWING RISKS, AND SHOULD CONSULT WITH ITS OWN LEGAL, TAX AND FINANCIAL ADVISORS WITH RESPECT THERETO.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT ITS OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE

FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

NOTICE REGARDING ESCROW AGENT

FORTRESS TRUST , THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Risks Related to the Company's Business and Industry

To date, we have not generated revenue, and currently rely on external financing.
We are a startup company and our business model has historically focused on product development rather than generating revenue. While we intend to generate revenue in the near future, we cannot assure you when or if we will be able to do so. We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the minimum amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:

* The cost of expanding our operations;
* The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;
* The rate of progress and cost of development activities;
* The need to respond to technological changes and increased competition;
* The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
* The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;
* Sales and marketing efforts to bring these new product candidates to market;
* Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and
* Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities, if issued, could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were organized as a limited liability company under the laws of Florida on July 15, 2021. Accordingly, we have limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

No Guaranteed Cash Flow, Profit or Distribution.

The Company's business operations involve a high degree of risk and there can be no assurance that cash flow or profits will be generated by the Company. Any return on investment to the Investors will depend on the successful operation of the Company and the success of its business plans. The expenses of the Company may exceed its income and the Investors could lose the entire amount of their capital invested. The Company is not obligated to provide the Investors with a guarantee against a loss on their investment or against negative cash flows and the Company has not and does not intend to provide such guarantees. There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment.

Reliance on Management Team and the Board.

Our success is highly dependent upon the financial and managerial expertise, ability, and judgment of our management team. The management team will not be under a contractual obligation to remain with us for all or any portion of the life of the Company. Our ability to carry on our activities successfully will be dependent on the skill and experience of the management team. Since you will have no voting right, you will have to fully rely on the executive team to make the decisions on your behalf.

All decisions regarding day to day management of the Company's affairs will be made by the Board of Managers (the "*Board*") and not by any of the Investors. The Investors will not have any direct involvement in the management of the Company or its business operation and will be subject to the ultimate direction and control of the Board. Accordingly, you should not purchase the Securities unless you are willing to entrust all aspects of management of the Company to the Board. You should carefully evaluate the personal experience and business performance of the Board and the structure of the management of the Company.

We are dependent upon the efforts, financial and managerial experience and expertise, contacts and skills of our Board, which is comprised of three individuals: Albert Wagner, Jessica Clarke, and James Murray (each, a "**Manager**"). These individuals have been primarily responsible for determining the strategic direction of our business and for executing our growth strategy and are integral to our brand and culture and the positive business reputation we enjoy with our customers and vendors. The loss of any of these individuals would have a material adverse effect on the performance of the Company. None of the Managers will be under any contractual obligation to remain with the Company or provide services to the Company for all or any portion of the duration of the Company.

Limited Transferability.

To purchase the Securities, prospective investors must make certain representations to the Company, including, without limitation, that (i) they are acquiring the Securities for investment and not with a view to distribution or resale, (ii) they understand the Securities are not freely transferable, and (iii) that they must bear the economic risk of investment in the Securities for an indefinite period of time because the Securities have not been registered under the Securities Act or applicable state "Blue Sky" or securities laws. They should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the WP CF Units of SAFE (Simple Agreement for Future Equity). Because the WP CF Units of SAFE (Simple Agreement for Future Equity) have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the WP CF Units of SAFE (Simple Agreement for Future Equity) have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the WP CF Units of SAFE (Simple Agreement for Future Equity) may also adversely affect the price that you might be able to obtain for the WP CF Units of SAFE (Simple Agreement for Future Equity) in a private sale. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Illiquidity of the Securities.

An investment in the Company requires a long-term commitment, with no certainty of return. The Securities are highly illiquid, have no public market and are generally not transferrable except with the prior consent of the Board. Each Investor will be required to represent that such investor is acquiring the Securities for investment and not with a view to distribution or resale, that such Investor understands the Securities are not freely transferable and, in any event, that such investor must bear the economic risk of investment for an indefinite period of time. The Securities have not been registered under the Securities Act or applicable state "Blue Sky" or securities laws, and the Securities cannot be sold unless they are subsequently registered or an exemption from such registration is available. Investors cannot expect to be able to liquidate their investment in case of an emergency. While the Company may generate current income, the return of capital and the realization of gains, there can be no assurance that the Company will be able to realize any gains in a timely manner.

Unregistered Offering.

The offering of the Securities will not be registered with the SEC under the Securities Act or with the securities agency of any state. The Securities are being offered in reliance on exemptions from the registration provisions of the Securities Act and state securities laws applicable to offers and sales to investors meeting the investor suitability requirements set forth herein.

Lack of Regulatory Review.

Since the offering of the Securities is a nonpublic offering and, as such, is not registered under federal or state securities laws, prospective investors do not have the benefit of review of these disclosures by the SEC or any state securities commission. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. The terms and conditions of the Offering may not comply with the guidelines and regulations established for investment programs that are required to be registered and qualified with those agencies. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Projections

Any financial projections included in or referred to in these disclosures or which have been made available for review are forward-looking statements that involve significant risk and uncertainty. Such financial projections have been prepared by management and are based upon current estimates of future performance. The assumptions underlying the forecasts are subject to significant economic and competitive uncertainties and contingencies that are beyond the control of the Company. The projections and forecasts and the underlying assumptions may prove to be materially inaccurate, and actual results may materially differ, either negatively or positively, from the projected results. The Company anticipates differences between the projected and actual results because events and circumstances frequently do not occur as expected, and those differences may be material. Accordingly, prospective investors must not place undue reliance on the projections and forecasts. All materials or documents supplied by the Company, including any projections, should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in these disclosures. These financial projects also are not based upon and do not take into consideration in any manner whatsoever the effects of current or future federal income tax laws on the Company or the members thereof.

Need for Additional Financing.

Although the Company currently believes that the proceeds from the Offering (assuming that the maximum offering amount is achieved), will provide the Company with the capital needed to fund the costs of its growth and product development plans, there is no assurance that the Company will be able to raise the maximum offering amount. Moreover, even in the Company does raise the maximum offering amount, there is no assurance that such amounts will be sufficient to fully fund the costs of its growth and product development plans. In such event, the Board may elect to seek additional financing on such terms as deemed appropriate by the Board which may vary materially from the terms of this Offering. Any issuance of equity may have a material adverse impact on the economic and other rights of the members and may materially dilute the ownership interest of all members. There is no assurance that such dilution, if any, will be adequately compensated by the additional capital contributed to the Company.

Failure of the Securities to Convert

Unlike convertible notes and some other securities, the Securities does not have any default provisions upon which the Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

Company Cancellation Right.

The Company maintains the right to cancel the Securities from the Investor at its discretion in accordance with the terms and conditions of the Securities. Thus, an Investor should be prepared for their Securities to be cancelled by the Company at any time.

Lack of Diversification.

The Company was formed to develop, market and distribute a platform as a service for payroll processes marketed to US-based employers seeking to provide payroll services (the "**Business**") and does not currently anticipate engaging in any other businesses. Thus, the success of the Company depends entirely upon the success and operations of the Business. The Company will not have the benefit of reducing risk by diversifying itself among a portfolio of investments, properties or otherwise.

No Assurance of Confidentiality.

As part of the investment process and otherwise in their capacity as potential members, Investors will provide significant amounts of information about themselves to the Board and the Company. Under applicable laws, such information may be made available to other members, third parties that have dealings with the Company, and governmental authorities (including by means of securities law-required information statements that are open to public inspection). Investors that are highly sensitive to such issues should consider taking steps to mitigate the impact upon them of such disclosures. The Company will nonetheless endeavor to take all reasonable steps under the law and within its obligations described herein to maintain confidentiality.

Loss on Termination.

In the event of termination of the Company as provided in the Operating Agreement, the proceeds realized from the liquidation of the Company's assets will be distributed among the Investors and members as described therein, but only after the satisfaction of the claims of third-party creditors of the Company. The ability of an Investor to recover all or any portion of such Investor's investment under such circumstances will, accordingly, depend on the amount of net proceeds realized from the liquidation and the amount of claims to be satisfied therefrom. There can be no assurance that the Company will recognize any gains or realize net proceeds on liquidation.

Controlling Documents.

Portions of these disclosures describe specific terms and conditions of the Operating Agreement, the Securities, and certain other documents. The actual terms and conditions of these documents may vary from those described in these disclosures. Moreover, the Operating Agreement and the Securities contain highly detailed terms and conditions, many of which are not described fully or at all in these disclosures. **In all cases, the actual terms and conditions set forth in the Operating Agreement, the Securities, or any other document referenced herein will supersede these disclosures and should be reviewed by Investors.**

Reliance on Personal Legal Counsel.

Documents relating to the Company, including the Securities to be completed by each Investor, as well as the Operating Agreement, will be detailed and technical in nature. The Company's legal counsel will solely represent the Company's interests and will not represent the interests of any Investor. Accordingly, each prospective Investor is urged to consult with its own legal counsel before investing in the Company. Finally, in advising as to matters of law (including matters of law described in these disclosures), legal counsel has relied, and will rely, upon representations of fact made by the Company and other persons in these disclosures and other documents. Such advice may be materially inaccurate or incomplete if any such representations are themselves inaccurate or incomplete, and legal counsel generally will not undertake independent investigation with regard to such representations.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our Platform is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our Platform achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide subsystems for our Platform.

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate subsystems for our products, or from whom we acquire such items, do not provide the subsystem's which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular subsystem.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state and federal level.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, proprietary business information of customers, suppliers and business partners, as well as personally identifiable information of our customers and employees in our data centers and network. The secure processing, storage and transmission of this data is critical to our operations and business strategy and so, we devote significant resources to maintain the confidentiality and integrity of all data kept within our network through utilization of several technical systems and strict adherence to company policy. The expenses associated with protecting our customer data could reduce our operating margins but the importance of trust in our capacity to provide a secure operating environment is paramount.

Despite measures taken to ensure the confidentiality, integrity, and availability of data and resources, our network may be vulnerable to disruption due to employee error, environmental hazard, or malfeasance. Any such event could compromise our networks and the data stored therein could potentially be accessed, publicly disclosed, lost or stolen. Such breaches in confidentiality or integrity could result in legal claims or proceedings, liability under laws that protect the privacy of personal information and regulatory penalties, not to mention, disrupt our operations and the services we provide to our customers, damage our reputation, and instigate a loss of confidence in our products and services which would adversely affect our business/operating margins, revenues and competitive position.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

We rely on various intellectual property rights, including licenses in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The Company intends to use the proceeds from the Offering for unspecified working capital.

This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause an Investor to lose all or a portion of its investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Jessica Clarke, Albert Wagner, James Murray, and Kevin Ference in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Jessica Clarke, Albert Wagner, James Murray, and Kevin Ference die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Offering entitled "TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST" for further details.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Securities do not accrue interest or otherwise compensate Investors for the period in which the Company uses proceeds from the Offering.

The Securities will accrue no interest and have no maturity date. Therefore, Investors will not be compensated for the time in which the Company uses the proceeds from the Offering before a possible Equity Financing or Liquidity Event that could result in the conversion of the Security, to the benefit of the Investor.

We operate in a regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The collection, processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.

We receive, collect, process, transmit, store and use a large volume of personally identifiable information and other sensitive data from customers and potential customers. There are federal, state and foreign laws regarding privacy, recording telephone calls and the storing, sharing, use, disclosure and protection of personally identifiable information and sensitive data. Specifically, personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed and transmitted. Any violations of these laws and regulations may require us to change our business practices or operational structure, address legal claims and sustain monetary penalties and/or other harms to our business.

The regulatory framework for privacy issues in the United States and internationally is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our platform. If either we or our third party service providers are unable to address any privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation and harm our business.

Negative public opinion could damage our reputation and adversely affect our business.
Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from media coverage, whether accurate or not. Negative public opinion can adversely affect our ability to attract and retain customers and employees and can expose us to litigation and regulatory action.

Our business and operating results may be impacted by adverse economic conditions.
General economic factors and conditions in the United States or worldwide, including the general interest rate environment, unemployment rates and residential home values, may affect borrower willingness to seek loans and investor ability and desire to invest in loans. For example, during the 2008 financial crisis, banks severely constrained lending activities, which caused a decline in loan issuances. A similar crisis could negatively impact the willingness of investors and borrowers to participate on our marketplace. Although the U.S. and global economies have shown improvement, the recovery remains modest and uncertain. If present U.S. and global economic uncertainties persist, many of our investors may delay or reduce their investment in the loans facilitated through our marketplace. Adverse economic conditions could also reduce the number of individuals seeking to invest in loans facilitated on our marketplace, reduce the number of qualified borrowers seeking loans on our marketplace and result in borrowers being unable to make payments. Should any of these situations occur, our revenue and transactions on our marketplace would decline and our business would be negatively impacted.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.
Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;
* our ability to effectively manage our working capital;
* our ability to satisfy consumer demands in a timely and cost-effective manner;
* pricing and availability of labor and materials;
* our inability to adjust certain fixed costs and expenses for changes in demand;
* shifts in geographic concentration of customers, supplies and labor pools; and
* seasonal fluctuations in demand and our revenue.

Our ability to sell subscriptions to our Platform is dependent on the quality of our technical support services, and our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations.

Once our products are deployed within our end-customers' operations, end-customers depend on our technical support services to resolve any issues relating to the Platform. If we do not effectively assist our customers in utilizing the Platform, succeed in helping our customers quickly resolve issues, and provide effective ongoing support, our ability to renew subscriptions with existing customers would be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products, including the Platform. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in the Platform, we rely on a combination of copyright and trademark laws, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our brand and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our Platform or features thereof, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our Platform is and will be time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our Platform, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our customers depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We must acquire or develop new features, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, customer requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

Risks Related to the Securities

A portion of the proceeds from the Offering will used to repay existing obligations of the Company.

These proceeds will not be available for the ongoing operations of the Company but will instead be paid to existing amounts due to creditors.

A majority of the Company is owned by a small number of owners.

Prior to the Offering the Company's current owners of 20% or more beneficially own 85.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Florida law, these owners may be able to exercise significant influence over matters requiring owner approval, including the appointment or election of managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Investors will not become equity holders until the Company decides to convert the Securities into Class C Shares or until an IPO or sale of the Company.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into Class C Shares (as such term is defined in the Operating Agreement) (the type of equity Securities the Investors are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into Class C Shares.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into Class C Shares. Upon such conversion, Class C Shares will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the Class C holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. Thus, Investors will never be able to freely vote upon any director or other matters of the Company.

No Inspection or Information Rights.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C-AR and no additional information. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Investors will receive a pro rata portion of the proceeds.

In a dissolution or bankruptcy of the Company, Investors of Securities which have not been converted will be entitled (subject to the liquidation priority) to receive the greater of (i) the Purchase Amount or (ii) the amount payable on the number of shares of Common Shares equal to the Purchase Amount divided by the Liquidity Price (the "*Cash-Out Amount*"). In a Dissolution Event, the Investor's right to receive the above described amount is junior to payment of outstanding indebtedness and creditor claims and is on par with payments for Common Shares and other Securities who are receiving Proceeds on a similar basis. Accordingly, there is no guarantee that upon the occurrence of a Dissolution Event that Investor will receive the Cash-Out Amount or a return of the initial Purchase Amount. If the Securities have been converted into Class C Shares, the Investors will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Determination of Valuation Cap

The valuation cap incorporated in the Securities has been internally determined and bears no specific relationship to any established criteria of value such as book value or earnings, or any combination thereof. No valuation or appraisal of the Company's potential business has been prepared.

The Securities do not have a discount rate.

The Securities do not have a discount rate, which would be applied to the conversion price of the Securities based on the price of a future equity financing. Convertible securities often provide a discount rate, which is applied to the price of the future financing to determine the conversion price. For instance, if the future equity financing were priced at $10 per share, convertible securities that incorporated a discount rate might be convertible at $8 per share. Such discount rate benefits the convertible security holders, who receive more securities from the conversion than the purchase price of their convertible securities would suggest. The Securities do not have a discount rate and thus, will be convertible at the price established by the future equity financing regardless of the price of such future securities or the future valuation of the Company.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

WHOLESALE PAYROLL, LLC

By: /s/Jessica Clarke
Name and Title: Jessica Clarke, CEO and Manager

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jessica Clarke
(Signature)

Jessica Clarke, CEO and Manager
(Name and Title)

May 1, 2023
(Date)

EXHIBIT A

Financial Statements (See Below)



Wholesale Payroll, LLC

Financial Statements

For the years ended 2021 and 2022

Wholesale Payroll, LLC

Financial Statements

For the years ended 2021 and 2022

INDEX TO AUDITED FINANCIAL STATEMENTS

2

46



March 01, 2023

INDEPENDENT AUDITORS' REPORT

Board of Directors and Members of

Wholesale Payroll LLC

886 Park Ave, Ste 202

Marco Island, FL 34145

REPORT ON FINANCIAL STATEMENTS

I have audited the accompanying balance sheet of Wholesale Payroll, LLC as of December 31, 2021 and 2022 and the related statements of operations, changes in owner's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR'S RESPONSIBILITY

My responsibility is to express an opinion on these financial statements based on my audits. I conducted my audits in accordance with generally accepted auditing standards as accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit includes performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of risks of material misstatements of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls. Accordingly, I express no such opinion.

An audit also includes evaluating appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. Examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements is also executed.

3



An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

OPINION

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wholesale Payroll, LLC as of December 31, 2021 and 2022 and the results of operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

EMPHASIS OF MATTER

The accompanying financial statements have been prepared assuming that the company will continue as going concern. As discussed in note 2, the Company has incurred cumulative net losses of $152,588 and negative cash flow from operations since incorporation. This raises substantial doubt about the company's ability to continue operations. Management's plan is also explained in note 2. Our opinion is not modified with respect to this matter.

Amjad AbuKhamis
Mar 1, 2023

Amjad N I Abu Khamis

Licensed Public Accountant, NH 08224

CF Audits LLC

159 Main St. STE 100

Nashua NH 03060

603-607-7600

cpa@cfaudits.com

4

Wholesale Payroll LLC

WholesalePayroll

Balance Sheet Statement

As of December 31, 2021 & 2022

	2021	2022
ASSETS		
Current Assets		
Bank Balance	-	1,314
Prepaid Expenses	-	7,500
Intercompany Receivables	37,537.79	315
Total Current Assets	**37,537.79**	**9,129**
Intangible Asset		
Wholesale Payroll Platform – Under Development	151,213	944,253
Total Intangible Assets	**151,213**	**944,253**
TOTAL ASSETS	**188,751**	**953,382**
LIABILITIES AND EQUITY		
Liabilities		
Accounts Payable	993	78,691
Due to Related Parties	-	785
Advances from Customers	-	27,084
Total Liabilities	**993**	**106,560**
Equity		
Net Members Equity	187,757	846,821
TOTAL LIABILITIES AND EQUITY	**188,751**	**953,382**

The accompanying notes are an integral part of these financial statements

5

49

Wholesale Payroll LLC

Income Statement

As of December 31, 2021 & 2022

	2021	2022
Revenues		
Income	-	-
Total Revenues	-	-
Operating Expenses		
Accounting and Legal Fees	19,385	17,223
Professional Fees	11,089	45,114
Advertising and Promotion	-	32,797
Dues and Subscriptions	1,809	9,781
Office and Utilities Expenses	1,545	3,097
Other Operating Expenses	1,573	9,174
Total Operating Expenses	**35,401**	**117,188**
Net Income (Loss)	**(35,401)**	**(117,188)**

The accompanying notes are an integral part of these financial statements

6

Wholesale Payroll LLC

Statement of Changes in Equity

As of December 31, 2021 & 2022

	Net Contribution	Retained Earnings (Deficit)	Total
Balance - January 1, 2021	-	-	-
Capital Contributions During 2021	223,158	-	223,158
Net Income (Loss) - December 31, 2021	-	(35,401)	187,757
Balance - December 31, 2021	**223,158**	**(35,401)**	**187,757**
Capital Contributions During 2022	776,252	-	964,009
Net Income (Loss) - December 31, 2022	-	(117,188)	846,821
Balance - December 31, 2022	**$999,410**	**($152,589)**	**$846,821**

The accompanying notes are an integral part of these financial statements

7

WholesalePayroll ᴺᴾ

Wholesale Payroll LLC

Statement of Cash Flows

As of December 31, 2021 & 2022

	2021	2022
Cash Flows from Operating Activities		
Net Income (Loss)	(35,401)	(117,188)
Adjustments to reconcile net loss to net cash used in operating activities:		
Intercompany Receivables	(37,538)	37,223
Change in Accounts Payables	993	77,698
Due to Related Parties	-	785
Advances from Customers	-	27,084
Prepaid Expenses	-	(7,500)
Net Cash Used in Operating Activities	**(71,945)**	**18,102**
Cash Flows from Investing Activities		
Development of Wholesale Payroll Platform	(151,213)	(793,040)
Net Cash Flows from Investing Activities	**(151,213)**	**(793,040)**
Cash Provided by Financing Activities		
Net Contributions	223,158	776,252
Net Cash Provided by Financing Activities	**223,158**	**776,252**
Net Change in Cash	-	1,314
Cash and Cash Equivalents - Beginning of Year	-	-
Cash and Cash Equivalents - End of Year	-	1,314

The accompanying notes are an integral part of these financial statements

8

52

Wholesale Payroll LLC

Notes to the Financial Statements

As of December 31, 2021 & 2022

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Wholesale Payroll, LLC was established in Florida as an LLC on July 15th, 2021. The company has developed a wholesale, white-labeled payroll software tool that equips their customers, known as payroll partners, with unprecedented ability to manage their portfolio of employer clients.

The Wholesale Payroll, LLC software mission is to reinvent how the modern world views payroll. Unshackled by restrictions competitors impose, Wholesale Payroll, LLC's users will experience new possibilities when it comes to managing their businesses.

NOTE 2 – BASIS OF PRESENTATION AND GOING CONCERN

Basis of Presentation

The Company has earned insignificant revenues from limited primary operations. Accordingly, the Company's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in Financial Accounting Standards Board Statement No. 7 ("SFAS 7"). One of the disclosures required by SFAS 7 is that the Company's financial statements be identified as those of a development stage company, and that the statements of operations, members equity, and cash flows disclose activity since the date of the Company's inception.

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Going Concern

The company is a start-up and funding its operational expenses from financing activities. The Company has incurred cumulative net losses of $(152,588) and negative cash flow from operations since incorporation. Management believes that its go-to-market strategy and subscription-based model will result in the Company transitioning to generating positive cash flows from operations.

Management's plans include raising additional equity financing. However, there can be no assurance that the Company will be successful in obtaining sufficient equity financing on acceptable terms, if at all.

Failure to generate sufficient revenues, achieve planned gross margins, control operating costs, or raise sufficient additional financing may require the Company to modify, delay or abandon some of its planned future expenditures, which could have material adverse effect on the company's business, operating results, financial condition, and ability to achieve its intended business objectives. These circumstances raise substantial doubt about the Company's ability to continue as going concern for a reasonable period of time.

9

Wholesale Payroll LLC

Notes to the Financial Statements (continued)

As of December 31, 2021 & 2022

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management evaluates the estimates and assumptions based on historical experience and believes that those estimates and assumptions are reasonable based upon information available to them.

Cash

The Company deposits its cash with financial institutions that Management believes are of high credit quality. The Company's cash consists primarily of cash deposited in U.S. dollar denominated demand-deposit accounts.

Accounts Receivables and Allowance for Doubtful Accounts

Accounts receivables are stated at Net Realizable Value (NRV). On a periodic basis, management evaluates its accounts receivable and determines whether to provide an allowance or if any accounts should be written off based on a past history of write offs, collections, and current credit conditions. A receivable is considered past due if the company has not received payments based on agreed-upon terms. The company generally does not require any security or collateral to support its receivables.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, control has been transferred, the fee is fixed or determinable, and collectability is reasonably assured. In instances where final acceptance of the product is specified by the customer, revenue is deferred until all acceptance criteria have been met. The Company's primary source of revenue is the subscription fee.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its arrangements:

- Identify the contract with a customer.

- Identify the performance obligations in the contract.

- Determine the transaction price.

- Allocate the transaction price to performance obligations in the contract, and

- Recognize revenue as the performance obligation is satisfied.

10

Wholesale Payroll LLC

Notes to the Financial Statements (continued)

As of December 31, 2021 & 2022

NOTE 4 – DEVELOPMENT OF WHOLESALE PAYROLL'S SOFTWARE

The company has developed a web-based tool which is the major revenue generating operating activity. The percentage of completion of the software was around 90% as of December 31, 2022, and is under final testing as of the date of this report. The company has invested $944,253 in developing this tool, and the major expenditures were paid as Payroll costs for developers and contractors, legal expenses and some other vendor payments, while management expects the life of the software to be more than 10 years, they will use a 5-year life for amortization purposes.

NOTE 5 – CUSTOMER DEPOSITS

The company has received some advances for future subscriptions, (deposits) to the Company's software. These deposits do not meet revenue recognition criteria therefore, deposits are reported as a refundable liability to the customer.

NOTE 6 – OWNERS CONTRIBUTIONS

The Company issued two classes of Membership Units: Class A Units and Class B Units. The Board authorized the issuance of up to 10,000 of Class A Units which have voting rights and up to 2,000 Class B Units which have no voting rights.

As of December 31, 2022, the company has issued an outstanding: 8,500 of Class A Units; and 1,500 of Class B Units.

The company plans to authorize 10,000,000 Class C Units which shall be provided to SAFE agreement holders upon a triggering event; the Company's attorneys are reviewing the authorization of Class C Units as well as the SAFE agreement as per the date of this report.

NOTE 7 – OPERATING EXPENSES

The company recorded all administrative and marketing expenses, which are not directly related to the development of the wholesale payroll software as operating expenses.

EXHIBIT B

Video Transcription

Jessica Clarke
Hi, I'm Jessica Clark, CEO of wholesale payroll.com. Our mission is to revolutionize the payroll industry by providing enterprise level software at a wholesale cost, empowering US based payroll professionals to thrive in their practice. Wholesale payroll is built with and for our payroll partners incorporating innovative design disruptive. Features and an exceptional user experience. While I want you to take my word for it, let's hear directly from our Early Access partners who will attest to our vision, mission and product.
Join us as we become the leading choice in payroll software, capitalize on our innovation and industry disruption by taking advantage of wholesale payrolls crowdfunding offer today.
Robert Heffner
I have been researching payroll software all year and what I found is that Literally all of them are mocks of QuickBooks basically besides the ADP and the paychecks. The big the big players. Almost all of them are just just mirror images of what Intuit is, there's no creative thinking out there. This was definitely something that I was looking for, gave me the tools that I wanted.
Michelle McGuigan
From what I've seen, the payroll software looks user friendly and that is what I'm looking to solve.
Kelly Young
We are going to be able to control what happens in our businesses and we're going to be able. To, you know, work with someone who wants to. Work with us.
Dan Allday
One of the things most of all is that you're not competing against us like Intuit is. So what got me, I guess interested in your product and service is the marketing. I think you did a. Great job of getting the.
Word out
William McAllister
Al, your your ability to make our payroll process less Overburdening and give us the opportunity to raise our level of service to the advisory service that we were trained for gives me. A lot of hope.
Al Wagner
Hi, I'm Al Wagner, Co founder and chief operating officer with wholesale payroll, I appreciate the time you took to learn more about our company and from our professional partners. I am humbled by their kind words and thrilled that our platform will make such a positive impact on their businesses at wholesale payroll. We are committed to our vision and mission to provide. Software that empowers our users to achieve their goals. We will continue to work tirelessly to exceed expectations and provide the best possible experience. As Jessica shared at the beginning, join us as we become the leading choice in payroll software and capitalize on our innovation and industry disruption by taking advantage of wholesale payrolls crowdfunding offer today.